                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2002

                                     ALSTOM
                                     ------
             (Exact Name of Registrant as Specified in its Charter)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
              (Address of Registrant's Principal Executive Office)

      (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

      Form 20-F   X                    Form 40-F
                -----                            -----

      (Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

      Yes                              No   X
          -----                           -----

      (If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b):____)

ENCLOSURES:

Press release dated June 13, 2002, "ALSTOM Wins Major Oreder to Supply a Combined-Cycle Power Plant in Vietnam".......................................3

Press release dated June 17, 2002, "ALSTOM Wins Major Power
Transmission Contract in Chile"................................................5

Press release dated June 21, 2002, "ALSTOM Awarded 137 Million Euro
Contract by Washington, DC Metro to Supply 62 Subway Cars".....................7

                                                          13 June 2002

                   ALSTOM WINS MAJOR ORDER TO SUPPLY
                A COMBINED-CYCLE POWER PLANT IN VIETNAM

      GT13E2 TECHNOLOGY WILL HELP TO MEET THE GROWING DEMAND FOR
                      ELECTRICAL POWER IN VIETNAM

ALSTOM,  in consortium with Marubeni  Corporation,  Japan and Vietnam  Machinery
Erection Co.  ("LILAMA"),  has been awarded a turnkey contract to build a 450 MW combined-cycle  power plant in the existing Phu My power complex  located in the
Baria Vung-Tau province of the Socialist Republic of Vietnam.

The  contract,   worth  around  238  million  euro,  with  an  ALSTOM  share  of approximately  165 million euro, was placed by Electricity of Vietnam (EVN), the
National  Utility.  The Phu My 4  combined-cycle  plant will be  operational  by mid-year 2004 and will strongly support the power  development  programme in the country.

ALSTOM,  as consortium  leader,  will supply two GT13E2 gas turbines,  including generators,  the Heat Recovery Steam  Generators  (HRSG's) and the steam turbine generator. In addition,  ALSTOM will also be responsible for the main mechanical equipment and control system of the power island.  This  consortium  arrangement reflects the  strengths of ALSTOM in  co-operating  successfully  with  overseas companies.

ALSTOM has delivered GT13E2 technology to Phu My previously.  In early 1997, two gas turbines were  commissioned on schedule in simple-cycle  mode and since then they have been running  smoothly,  supplying  power to the  Vietnamese  grid. In
2001,   ALSTOM  was  awarded  another  order  to  convert  the  existing  GT13E2 simple-cycle  plant into a  combined-cycle  installation,  gaining an additional power  generation  capacity of 160 MW which is scheduled  for  completion in the spring of 2003. This new order  confirms,  once again,  EVN's  confidence in and satisfaction with ALSTOM's technology and services.

The order brings the total of GT13E2  machines  sold to 77 units.  The fleet has accumulated more than 1,300,000 operating hours.

ALSTOM IS THE GLOBAL SPECIALIST IN ENERGY AND TRANSPORT INFRASTRUCTURE. THE
COMPANY SERVES THE ENERGY MARKET THROUGH ITS ACTIVITIES IN THE FIELDS OF POWER
GENERATION AND POWER TRANSMISSION AND DISTRIBUTION, AND THE TRANSPORT MARKET
THROUGH ITS ACTIVITIES IN RAIL AND MARINE. IN FISCAL YEAR 2001/02, ALSTOM HAD
ANNUAL SALES IN EXCESS OF €23 BILLION AND EMPLOYED MORE THAN 118,000 PEOPLE
IN OVER 70 COUNTRIES.
ALSTOM IS LISTED ON THE PARIS, LONDON AND NEW YORK STOCK EXCHANGES.

Press enquiries:     G. Tourvieille / S.Gagneraud
                     (Tel. +33 1 47 55 23 15)
                     internet.press@chq.alstom.com
                     Lynne Anderson
                     (Tel. +46 122 81 700)

Investor relations:  R. Shaw
                     (Tel. +33 1 47 55 25 78)
                     investor.relations@chq.alstom.com

                                                          17 June 2002

                 ALSTOM WINS MAJOR POWER TRANSMISSION

                           CONTRACT IN CHILE

A consortium led by ALSTOM has won a 92 million euro turnkey series capacitor system (SCS) contract with TRANSELEC, the main Chilean high-voltage transmission operator, to strengthen its transmission grid. ALSTOM's share of this contract is 56 million euros.

The consortium, which includes Japanese firm Mitsubishi Electric Company
(MELCO), beat off competition from three other world-class competitors to supply a full turnkey solution to transmit electricity produced by the RALCO 570 MW hydro-power plant, currently under construction by ALSTOM on behalf of ENDESA, within central Chile.

The scope of this project includes the construction of four 500 kV SCS, a new
500 kV/220kV substation at Charrua, the expansion of two 500 kV substations at
Ancoa and Alto Jahuel, the supply of 1,500 MVA autotransformers, 500 kV reactors, a digital protection and control system and all related civil works, erection, testing and commissioning.

By using SCS technology, TRANSELEC can increase the transfer capacity of its
500kV system, thereby avoiding the costly and time-consuming process of building new transmission lines. The whole infrastructure is expected to be in operation by mid-2004.

The contract -one of the most important Chilean transmission project in the last
10 years - follows on from another SCS contract, in Vietnam, won by ALSTOM in recent months, thus confirming the company's strength in the field.

"This is a major achievement for ALSTOM in the growing market of SCS," said
Philippe Joubert, President of ALSTOM's Transmission and Distribution Sector.
"By improving the grid efficiency, this technology allows network operators to optimise their assets and offers a better service to the final customer without further disruption to the environment."

ALSTOM IS THE GLOBAL SPECIALIST IN ENERGY AND TRANSPORT INFRASTRUCTURE. THE
COMPANY SERVES THE ENERGY MARKET THROUGH ITS ACTIVITIES IN THE FIELDS OF POWER
GENERATION AND POWER TRANSMISSION AND DISTRIBUTION, AND THE TRANSPORT MARKET
THROUGH ITS ACTIVITIES IN RAIL AND MARINE. IN FISCAL YEAR 2001/02, ALSTOM HAD
ANNUAL SALES IN EXCESS OF €23 BILLION AND EMPLOYED MORE THAN 118,000 PEOPLE
IN OVER 70 COUNTRIES.
ALSTOM IS LISTED ON THE PARIS, LONDON AND NEW YORK STOCK EXCHANGES.

Press enquiries:     G. Tourvieille / S.Gagneraud
                     (Tel. +33 1 47 55 23 15)
                     internet.press@chq.alstom.com
                     -----------------------------

Investor relations:  R. Shaw
                     (Tel. +33 1 47 55 25 78)
                     investor.relations@chq.alstom.com

                                                          21 June 2002

                   ALSTOM AWARDED 137 MILLION EURO CONTRACT BY
                 WASHINGTON, DC METRO TO SUPPLY 62 SUBWAY CARS

          THE CONTRACT ALSO INCLUDES AN PPTION FOR 120 ADDITIONAL CARS

The Washington Metropolitan  Transportation Authority (WMATA) Board of Directors
voted  today to award  ALSTOM a 137  million  euro  contract  for the design and manufacture  of 62 new heavy rail subway cars.  The cars are for use on the Blue
Line  extension  to the Largo Town Center and for service  growth.  The contract includes the cars, spare parts, special tools and training.

The contract also includes an option to supply an additional 120 new subway cars for use on the Orange Line  extension  to Tysons  Corner and  projected  service growth.  The  option has a  potential  value of 205  million  euros to ALSTOM if exercised by WMATA.

The new cars will be assembled in ALSTOM's facilities in Hornell, near New York.
The cars will be fitted with ALSTOM's proven propulsion  technology,  the ONIXTM traction drives, and an advanced cab signaling system.

Michel Moreau,  President of ALSTOM's Transport sector, said: "This new contract with WMATA,  which  follows  their order  placed in 2000 for the overhaul of 364 subway cars, is a further demonstration of our customer's confidence in ALSTOM's products and services. This is the latest of a series of orders received for the
North  American  market,  confirming  our  true  competitive  advantage  in this region."

After a competitive  procurement process,  WMATA stated that ALSTOM provided the
"best value" to the Authority.  In particular,  WMATA technical  evaluation team selected ALSTOM as having the best overall technical proposal. ALSTOM was ranked highest in technical design, engineering and capability.  Other factors noted in
WMATA's  decision were ALSTOM's  excellence in testing and training,  as well as management approach, credible delivery schedule and past performance.

In  addition,  ALSTOM is also  currently  providing  new Comet V passenger  rail coaches for the expanding New Jersey Transit fleet as well as overhauling subway cars for WMATA and the Chicago Transit Authority.

ALSTOM IS THE GLOBAL  SPECIALIST  IN ENERGY AND  TRANSPORT  INFRASTRUCTURE.  THE
COMPANY  SERVES THE ENERGY MARKET  THROUGH ITS ACTIVITIES IN THE FIELDS OF POWER
GENERATION AND POWER  TRANSMISSION  AND  DISTRIBUTION,  AND THE TRANSPORT MARKET
THROUGH ITS  ACTIVITIES IN RAIL AND MARINE.  IN FISCAL YEAR 2001/02,  ALSTOM HAD
ANNUAL SALES IN EXCESS OF 23 BILLION EUROS AND EMPLOYED  118,000  PEOPLE IN OVER
70  COUNTRIES.
ALSTOM IS LISTED ON THE PARIS, LONDON AND NEW YORK STOCK EXCHANGES.

ALSTOM'S  TRANSPORT  SECTOR,  WITH  ANNUAL  SALES OF 4.4  BILLION  EUROS,  IS AN
INTERNATIONALLY LEADING SUPPLIER OF ROLLING STOCK, INFORMATION SYSTEMS, SERVICES
AND COMPLETE TURNKEY SYSTEMS TO THE RAIL INDUSTRY.

Press enquiries:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87)
                     internet.press@chq.alstom.com
Investor relations:  R. Shaw
                     (Tel.+33 1 47 55 25 78)
                     investor.relations@chq.alstom.com
internet: www.alstom.com

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                ALSTOM

Date: July 3, 2002                          By: /s/ Philippe Jaffré
                                                --------------------------------
                                                Name:   Philippe Jaffré
                                                Title:  Chief Financial Officer